EXHIBIT 99.1
LJ INTERNATIONAL INC.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	June 30	December 31
	2006	2005
	(Unaudited)
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	3,078	4,796
Restricted cash	5,755	5,839
Trade receivables, net of allowance for doubtful accounts (US$164 as of June 30, 2006 and US$212 as of December 31, 2005)	17,731	24,960
Derivatives	2,470	2,034
Investment in capital guaranteed fund	2,496	2,496
Inventories	63,144	55,941
Prepayments and other current assets	3,605	2,538

Total current assets	98,279	98,604
Properties held for lease, net	1,373	1,400
Property, plant and equipment, net	6,527	6,221
Due from related parties	139	484
Goodwill, net	1,521	1,521

Total assets	107,839	108,230

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,335	2,028
Notes payable	3,585	3,079
Capitalized lease obligation, current portion	75	20
Letters of credit, gold and other loans	28,037	32,643
Derivatives	5,436	3,567
Trade payables	11,016	12,168
Accrued expenses and other payables	5,096	7,280
Due to related parties	—	1,910
Income taxes payable	350	201
Deferred taxation	154	154

Total current liabilities	57,084	63,050
Other payables, non-current	328	43

Total liabilities	57,412	63,093

Minority interest	139	129

Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares, Issued – 17,263,203 shares as of June 30, 2006; 15,521,203 shares as of December 31, 2005	173	155
Additional paid-in capital	35,729	31,419
Accumulated other comprehensive loss	(156)	(156)
Unearned compensation	(19)	(19)
Retained earnings	14,561	13,609

Total stockholders’ equity	50,288	45,008

Total liabilities and stockholders’ equity	107,839	108,230

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	US$	US$	US$	US$
Operating revenue	25,946	19,074	50,101	36,513
Costs of goods sold	(18,669)	(14,454)	(37,001)	(28,243)

Gross profit	7,277	4,620	13,100	8,270

Selling, general and administrative expenses	(6,095)	(3,936)	(10,904)	(7,555)

Operating income	1,182	684	2,196	715
Other revenue and expense
Other revenues	234	72	346	108
Share of results of investment securities	—	—	—	215
Interest expenses	(683)	(402)	(1,404)	(726)

Income before income taxes, minority interest and extraordinary gain	733	354	1,138	312
Income taxes	(102)	(48)	(176)	(150)

Income before minority interest and extraordinary gain	631	306	962	162
Minority interest	(1)	(3)	(10)	(3)

Income before extraordinary gain	630	303	952	159
Extraordinary gain in negative goodwill	—	—	—	393

Net income	630	303	952	552

Numerator:
Net income used in computing basic and diluted earnings per share	630	303	952	552

Denominator:
Weighted average number of shares used in calculating basic earnings per share	17,060,225	13,112,515	16,554,932	12,999,078
Effect of dilutive potential ordinary shares:
Warrants and stock options	718,743	350,502	935,178	600,887

Weighted average number of shares used in calculating diluted earnings per share	17,778,968	13,463,017	17,490,110	13,599,965

Earnings per share:
Basic	0.04	0.02	0.06	0.04

Diluted	0.04	0.02	0.05	0.04
See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Six months ended June 30, 2006

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2005	15,521,203	155	31,419	(156)	(19)	13,609	45,008
Comprehensive income:
Net income						952	952
Issuance of common stock upon exercise of stock options	1,242,000	13	2,496				2,509
Issuance of common stock upon exercise of warrants	500,000	5	1,735				1,740
Compensation costs for warrants granted			79				79

Balance as of June 30, 2006	17,263,203	173	35,729	(156)	(19)	14,561	50,288

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Six months ended June 30, 2005

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2004	12,304,658	123	23,382	(151)	(37)	10,171	33,488
Comprehensive income:
Net income						552	552
Unrealized holding loss on investment in capital guaranteed fund				(126)			(126)
Issuance of common stock upon exercise of stock options	818,000	8	2,428				2,436
Stock options granted			471		(471)		—
Compensation expense recognized during the period					39		39

Balance as of June 30, 2005	13,122,658	131	26,281	(277)	(469)	10,723	36,389

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Six months ended
	June 30
	2006	2005
	US$	US$
Cash flows from operating activities:
Net income	952	552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment loss on property, plant and equipment	852	647
Unrealised loss (gain) on derivatives	39	(20)
Share of results of investment securities	—	(215)
Extraordinary gain on negative goodwill	—	(393)
Compensation costs for warrants granted	79	39
Minority interest	10	3
Changes in operating assets and liabilities:
Trade receivables	7,229	2,075
Inventories	(7,203)	(2,680)
Prepayments and other current assets	(1,067)	761
Due from related parties	345	—
Trade payables	(1,152)	(1,150)
Accrued expenses and other payables	(2,035)	(1,760)
Due to related parties	(1,910)	—
Letters of credit	(4,929)	(3,015)

Net cash used in operating activities	(8,790)	(5,156)

Cash flows from investing activities:
Change in restricted cash	84	815
Cash acquired from subsidiaries	—	175
Purchase of property, plant and equipment	(765)	(1,599)
Purchases of investment in capital guaranteed fund	—	(2,496)

Net cash used in investing activities	(681)	(3,105)

Cash flows from financing activities:
Change in bank overdrafts	1,307	2,745
Proceeds from issuance of shares upon exercise of stock options	2,509	2,436
Proceeds from issuance of shares upon exercise of warrants	1,740	—
Loans acquired	2,572	4,830
Repayment of loans	(349)	(2,811)
Repayment of capitalized leases	(26)	(11)

Net cash provided by financing activities	7,753	7,189

Net decrease in cash and cash equivalents	(1,718)	(1,072)
Cash and cash equivalents, at beginning of period	4,796	3,228

Cash and cash equivalents, at end of period	3,078	2,156

Supplemental disclosure:
Cash paid during the period for:
Interest	1,227	641
Taxes	27	66

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	366	—

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LJ International Inc. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the design, manufacture, marketing and wholesale and retail sale of precious and colored gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (“PRC”) and most of its sales are currently in the United States of America (“US”). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 28, 2006.

The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.

The interim figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.

Certain prior period amounts have been reclassified to conform to current period presentation.

2.	INVENTORIES

Inventories consist of:

	As of	As of
	June 30	December 31
	2006	2005
	US$’000	US$’000
Raw materials	42,724	38,676
Work-in-progress	2,524	2,214
Finished goods	17,896	15,051

	63,144	55,941

3.	STOCK BASED COMPENSATION

The 1998 Stock Compensation Plan

Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.
As of June 30, 2006, 3,052,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
o	stock options to purchase 526,000 and 30,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, and 391,500 shares of $2.25 per share through April 30, 2008, of which 868,500 shares are held by the directors and officers as a group.
The 2003 Stock Compensation Plan
Effective July 1, 2003, the Company adopted and approved the 2003 Stock Compensation Plan, which the shareholders approved on December 5, 2003. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of June 30, 2006, 2,879,000 options had been exercised and the following options to purchase shares of the common stock under the plan remained outstanding:
o	stock options to purchase 1,099,000 shares at $2.00 per share through June 30, 2013 and 22,000 shares at $2.25 per share through April 30, 2008, of which 330,000 shares are held by the directors and officers as a group.

The 2005 Stock Compensation Plan
Effective July 1, 2005, the Company adopted and approved the 2005 Stock Compensation Plan, which the shareholders approved on September 26, 2005. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2015. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of June 30, 2006, no options had been granted under the plan.
As of December 31, 2005, the Company recorded compensation expense for stock-based employee compensation plans using the intrinsic value method pursuant to APB Opinion No. 25 in which compensation expense was measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. Compensation expense was charged to income as when incurred if the benefit was fully vested at the date of grant or was recognized proportionately over the vesting period. No compensation expense was recognized for these stock options granted to employees at exercise price which was same as or higher than the market price of the underlying stock on the date of grant.
Effective for the fiscal year beginning January 1, 2006, the Company will adopt the provisions of SFAS No. 123R, which requires all companies to measure compensation cost for all share-based payments at fair value.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)
We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe, Australia and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.

We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.
RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED
JUNE 30, 2006 AND JUNE 30, 2005
Revenues

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Revenues	25,946	19,074	36.0%	50,101	36,513	37.2%
The increase in revenues for the three months period and six months period ended June 30, 2006, compared to the same periods last year, was primarily due to the acceptance of new products, new customers, and increase in orders from existing customers in the core business, and continued growth in the retail business.
Cost of Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Cost of sales	18,669	14,454	29.2%	37,001	28,243	31.0%
% of revenues	72.0%	75.8%		73.9%	77.4%

Gross profit	7,277	4,620		13,100	8,270
% of revenues	28.0%	24.2%		26.1%	22.6%
The gross profit margin increased for the three months period and six months period ended June 30, 2006, compared to the same periods last year. It was attributable to the higher profit margin from retail business.

Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Selling, general and administrative expenses	6,095	3,936	54.9%	10,904	7,555	44.3%
% of revenues	23.5%	20.6%		21.8%	20.7%
Selling, general and administration expenses for the three months and six months period ended June 30, 2006 increased by 54.9% and 44.3% respectively, compared to the same periods last year. The increase was primarily incurred for the rental, advertising and payroll cost of retail business.
Interest Expenses

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2006	2005	% change	2006	2005	% change

Interest expenses	683	402	69.9%	1,404	726	93.4%
% of revenues	2.6%	2.1%		2.8%	2.0%
The increase in interest expenses was primarily due to increased utilization level of bank overdraft, letters of credit, factoring facilities, and consecutive increase in interest rate for the six months period ended June 30, 2006.
Net Income

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2006	2005	2006	2005
Net income	630	303	952	552

Weighted average number of shares
Basic	17,060	13,113	16,555	12,999
Diluted	17,779	13,463	17,490	13,600

Earning per share
Basic	0.04	0.02	0.06	0.04
Diluted	0.04	0.02	0.05	0.04
LIQUIDITY AND CAPITAL RESOURCES
We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.
Cash Flows

(in thousands)	Six months ended June 30,
	2006	2005
Net cash used in operating activities	(8,790)	(5,156)
Net cash used in investing activities	(681)	(3,105)
Net cash provided by financing activities	7,753	7,189
Net decrease in cash and cash equivalents	(1,718)	(1,072)

Operating Activities:
Net cash used in operating activities during the six months period ended June 30, 2006 was $8,790,000, compared to net cash used in operating activities of $5,156,000 in the same period last year. The net cash used in operating activities reflected the accumulation of inventory in anticipation of significant increase in sales, and the build up of inventory for the growing retail business in Hong Kong, Macau and China, and rental deposits paid for retail stores. The rise in cost of gold and gemstones also attributed to the increase in net cash used in operating activities.
Investing Activities:
Net cash used in investing activities during the six months period ended June 30, 2006 was $681,000, which was primarily attributed to the capital expenditures for retail business. For the same period last year, net cash used in investing activities of $3,105,000 was attributable to the increase in capital expenditure, and purchases of capital guaranteed fund form banks for securing new banking facilities, and partially offset by the reduction in restricted cash.
Financing Activities:
Net cash provided by financing activities during the six months period ended June 30, 2006 was $7,753,000, which represented the increase of bank overdrafts, proceeds from issuance of shares upon exercise of stock options and warrants, new bank loans acquired, and offset by the repayment of matured bank loans. For the same period last year, net cash provided by financing activities was $7,189,000.
Financing Sources
Banking Facilities and Notes Payables:
We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.
     Letters of Credit, overdrafts and others:

	As of	As of
	June 30	December 31
	2006	2005
	US$’000	US$’000
Facilities granted:
Letters of credit	34,123	31,533
Overdraft	4,462	3,461

	38,585	34,994

Utilized:
Letters of credit	16,958	21,887
Overdraft	3,335	2,028

	20,293	23,915

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates of the lender in which it operates, and are renewable annually with the consent of the relevant banks.

     Notes payable:

	As of	As of
	June 30	December 31
	2006	2005
	US$’000	US$’000
Notes payable	3,585	3,079

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.
Gold Loan Facilities:

	As of	As of
	June 30	December 31
	2006	2005
	US$’000	US$’000
Gold loan outstanding (in $)	11,079	10,756

Gold loan outstanding (in troy ounces)	26,920	27,920

Gold loan interest rate	2.5%-2.7%	2.4%-2.6%
We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.
FORWARD LOOKING STATEMENTS
This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:
a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION
Item 1 and 2
     Not applicable.
Item 3
     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
     Not applicable.
Item 4 and 5
     Not applicable
Item 6
     (a) Reports On Form 8-K
     Not applicable.